Exhibit 23.4

Consent of Independent Auditors

We consent to the use of our report dated May 17, 2011, with respect to the statements of revenues and direct operating expenses of Merit Energy Company’s oil and gas properties under contract for purchase by Black Elk Energy Offshore Operations, LLC for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in Amendment No. 1 to the registration statement on Form S-4 of Black Elk Energy Offshore Operations, LLC and Black Elk Energy Finance Corp. and the related Prospectus that is a part thereof for the registration of $150,000,000 of 13.75% Senior Secured Notes due 2015.

/s/ KPMG LLP

Dallas, Texas

June 28, 2011